October 18, 2006

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Foothills Resources, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 8-K
Filed April 6, 2006
Form 8-K/A and Response Letter dated July 12, 2006
Filed July 12, 2006
File No. 001-31547

Dear Mr. Hiller:

This is in response to your comment letter of July 31, 2006 to Kirk Bosché with respect to the above-referenced filings. Foothills Resources, Inc. (the “Company”) is simultaneously filing Amendment No. 2 to the Current Report on Form 8-K filed on April 6, 2006.

We have set forth below the comments in your letter of July 31, 2006 in italics with the Company’s responses to each.

General

1.	Please provide the representations regarding the accuracy and adequacy of your disclosures requested at the end of this letter.

RESPONSE: The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “Commission”) that the Company’s response to the Commission’s comments does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form 8-K Filed April 6, 2006

Explanatory Note, page 2

October 18, 2006

2.
Please remove the reference to the SEC staff and comments that you received, presently appearing in your explanatory note regarding the purpose of your amendment. Your explanation should focus on the significant changes you have made, which your management has determined are necessary to comply with disclosure requirements.

RESPONSE: We have removed the reference to the SEC staff and comments in our explanatory note on page 2 of Form 8-K/A.

Financial Statements, page F-1

Independent Auditor's Report, page F-2

3.	Please ask your auditor to revise their report to include the entire name of the Public Company Accounting Oversight Board when referring to the PCAOB's auditing standards.

RESPONSE: We have attached the revised report which includes the entire name of the Public Company Accounting Oversight Board on page F-2 of Form 8-K/A.

Pro Forma Financial Statements as of December 31, 2005, page F-10

4.
In your response to prior comment 4, you explain that you removed the disclosure which indicated the merger would be treated as a recapitalization. However, as your transaction encompassed a public shell company issuing securities to acquire a private operating company, resulting in the owners and management of the private operating company obtaining effective control of the combined company and shareholders of the former public shell company continuing only as passive investors, it should be characterized as a capital transaction, rather than a business combination. As such, it appears you will need to revise your disclosures and characterize the transaction as a recapitalization.

RESPONSE: We have revised our disclosures to characterize the transaction as a recapitalization.

Pro Forma Consolidated Statement of Operations, page F-12

5.
In your response to prior comment 5, you explain that the pro forma adjustments offset most of the historical amounts of Foothills, because of the split-off agreement in which all the pre-merger assets and liabilities of Foothills were conveyed to its subsidiary, Foothills Leaseco Inc. Foothills Leaseco Inc. was then subsequently transferred to the prior controlling shareholder of Foothills. After further review of your document, we note that you describe the Split-Off Agreement on page 4; however, your disclosure does not appear to address that all of the pre-merger assets, liabilities and related operations were transferred to the prior controlling shareholder. Please revise your disclosures, including your notes to the pro forma consolidated balance sheet and statement of operations, to more clearly communicate what occurred with the pre-merger assets, liabilities and operations, in conjunction with the Split-Off Agreement.

October 18, 2006

RESPONSE: We have revised page 4 of the Form 8-K/A to disclose that all of the pre-merger assets and liabilities of the Company were conveyed to Leasco prior to the transfer of Leasco to J. Earl Terris, the prior controlling shareholder.

6.
You explain that the pro forma adjustments related to the statement of operations offset most of the historical amounts of Foothills. The term offset seems to imply the adjustments were made to remove or reduce the historical amounts presented for Foothills. Please tell us how the pro forma adjustments offset the Foothills' historical amounts, when each of the historical amounts presented in the table is $0.

RESPONSE: After further review of the pro forma financial statements in both the Form 8-K as originally filed on April 6, 2006 and in the amendment to the Form 8-K filed on July 12, 2006, we noted a printer’s error that resulted in the amounts in certain columns being inadvertently shifted into the next column to the right. This error made it appear that the Foothills’ historical amounts presented in the table were all $0, when in fact the historical amounts should have been reported as the values that incorrectly appeared in the column labeled “Pro Forma Adjustments.” We have revised page F-12 of the Form 8-K to correct this error.

By copy of this letter, we are forwarding six copies of the Form 8-K/A filed on October 18, 2006 to Mark Wojciechowski of your office. If you have any questions, please contact Jason Scott at (704) 373-8862.

Sincerely,

FOOTHILLS RESOURCES, INC.

/s/ W. Kirk Bosché W. Kirk Bosché
Chief Financial Officer

cc: Jason Scott, Esq.